UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42625

Smart Digital Group Limited

No. 2615, Xingsheng 1st Road

Hengqin New District, Zhuhai City

Guangdong Province, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Receipt of Nasdaq Delisting Determination Notice

Smart Digital Group Limited (the “Company”) issued a press release on June 23, 2026, announcing the receipt of a notice from Nasdaq stating that it has determined to delist the Company’s securities. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Smart Digital Group Limited Receives Nasdaq Delisting Determination Notice

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smart Digital Group Limited

Date: June 23, 2026	By:	/s/ Yiwei Wang
	Name:	Yiwei Wang
	Title:	Chief Executive Officer
(Principal Executive Officer)

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